SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

_________________

FORM 6-K
 Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April 2006

_________________

ELBIT SYSTEMS LTD
 (Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated April 26, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)
By: /s/ Ilan Pacholder
Name: Ilan Pacholder Title: Corporate Secretary

Dated: April 27, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated April 26, 2006.

EXHIBIT 1

Elbit Systems of America, a US subsidiary of Elbit Systems, Recruits Goff for Government Relations

Haifa, Israel, April 26, 2006 – Elbit Systems Ltd. (NASDAQ: ESLT) announce that its American subsidiary, Elbit Systems of America, a leading provider of high performance defense and commercial aviation products and sub-system solutions, appointed Donald G. Goff as vice president of government relations. Under Goff, the Elbit Systems of America’s Washington office will further develop its legislative, regulatory, and end user community activities relating to commercial aviation, homeland security and the Department of Defense.

“Today, military and homeland security agents as well as operators of commercial aircraft have technological systems in place that give them better capabilities than ever before. However, they still require tailoring, upgrades, and support to stay aligned with the evolving defense, homeland security, and commercial aviation national interests,” said Tim Taylor, president & CEO of Elbit Systems of America. “Our nation’s decision makers and policy makers will benefit from Don’s expertise because he has a solid understanding of the technologies that provide the flexibility, speed, responsiveness, and pre-emption needed to save lives and enhance safety.”

Goff comes to Elbit Systems of America from Boeing where he directed legislative affairs in support of aerospace programs for the United States and allied countries. Prior to Boeing, Goff was vice president for government relations for the General Aviation Manufacturers Association (GAMA) where his leadership helped change the small aircraft tort statutes. During his tenure at GAMA, Goff was appointed to the Industry Sector Advisory Committee and counseled the Secretary of Commerce and the United States Trade Representative on a wide range of international and aerospace issues.

An instrument-rated helicopter and airplane pilot, Goff is a West Point graduate with a bachelor of science degree in engineering and a master’s degree in education from Duke University.

About Elbit Systems of America
Elbit Systems of America companies are leading providers of high performance products and sub-system solutions focusing on the defense, homeland security, and commercial aviation markets. With facilities in Texas, New Hampshire, Kansas, Alabama, Georgia, Virginia, and California, Elbit of Systems of America is dedicated to supporting those who contribute daily to the defense, safety, and enrichment of the United States. The Elbit Systems of America group is wholly owned by Elbit Systems Ltd. (NASDAQ:ESLT), a global electronics company engaged in a wide range of programs for innovative defense and homeland security applications.
Additional information about the company is available at www.elbitsystemsofamerica.com.
Trademarks
Elbit Systems of America and other trademarks, service marks and logos are registered or unregistered marks of Elbit Systems of America companies in the United States and in foreign countries. Copyright © 2005 Elbit Systems of America. All rights reserved.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts

Company contact Ilan Pacholder, Corporate Secretary and VP Finance & Capital Markets	IR Contacts Ehud Helft/Kenny Green
Elbit Systems Ltd. Tel: 972-4 831-6632 Fax: 972-4 831- 6659 pacholder@elbit.co.il	GK International Tel: 1-866-704-6710 Fax: 972-3-607-4711 ehud@gk-biz.com kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.